PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

June 6, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy M. Geddes, CPA

Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-3561

Re:

Parks! America, Inc.

Form 10-K for the fiscal year ended September 30, 2012

Filed December 28, 2012

File No. 000-51254

Form 10-Q for the quarterly period ended December 30, 2012

Filed February 6, 2013

File No. 0-51254

Dear Mr. Humphrey and Ms. Geddes:

We are responding to your letter dated May 15, 2013 concerning our annual report on Form 10-K for the fiscal year ended September 30, 2012 that was filed on December 28, 2012 and the quarterly report on Form 10-Q for the quarter ended December 30, 2012 that was filed on February 6, 2013.  For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-Q for the Quarterly Period Ended December 30, 2012

Comment #1

We understand, from your response to our previous comment 1, you changed your internal segment reporting in the first quarter of 2013.  Please confirm our understanding is correct.

Response #1

Following our conference call on May 29, 2013, we have reversed our earlier position.  The Company will return to providing segment reporting.  The Company will amend its Quarterly Report for the period ended December 30, 2012 and for March 31, 2013 to include segment reporting.

Comment #2

To facilitate our understanding of your response, please provide us with additional support for your conclusion that segment disclosures are no longer required to be provided in accordance with GAAP.  Specifically, the method for determining what segment information to report is referred to as the management approach.  The management approach is based on the way that management organizes the segments within the entity for making operating decisions and assessing performance.  We note, from the disclosures provided on page 12 of your Form 10-K for the year ended September 30, 2012, that two operating segments existed as of that date pursuant to the guidance set forth in ASC 280-10-50-1.  We assume, from your response, that the format of your internal reports was changed during the subsequent fiscal quarter.  If our understanding is correct, please provide us with the reports reviewed by your chief operating decision maker for the year ended September 30, 2012 and the quarter ended December 30, 2012.  We may have further comments after receipt of these reports.

Response #2

Given the reversal of our position, we believe this comment is no longer relevant.

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy M. Geddes

Accountant, Division of Corporation Finance

Securities and Exchange Commission

June 6, 2013

Comment #3

As a related matter, if you continue to produce discrete financial information for each park, please provide us with the internal reports prepared for the period ended March 31, 2013 as well.

Response #3

We intend to amend our quarterly report for March 31, 2013.  The discrete financial information for each park will be in that amendment.  In addition, we will file an 8-K disclosing a material weakness in the Company’s internal controls.  We are scheduling a meeting of the Company’s Board of Directors to review and obtain final board approval for these filings.

We wish to note that as of May 31, 2013, the Company has a new Chief Financial Officer.  His name is Todd R. White.  We are happy to answer any additional questions or respond to further comments.

Very truly yours,

 /s/ Dale Van Voorhis

     Dale Van Voorhis

     President and Chief Executive Officer

     Parks! America, Inc.

cc:

Todd R. White

Jon Gardner

Ronald Silberstein